TOMI ENVIRONMENTAL SOLUTIONS, INC.
                         9454 Wilshire Blvd., Penthouse
                            Beverly Hills, CA 90212


December 22, 2009


Jerard Gibson, Esq.
Mail Stop 8EC
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


   Re:  TOMI Environmental Solutions, Inc. (CIK 0000314227)
        Request for Withdrawal of Registration Statement on Form S-1 File No. 333-162356


Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), TOMI Environmental Solutions, Inc. (the "Company") hereby respectfully requests immediate withdrawal of its registration statement on Form S-1 (File No. 333-162356), together with all exhibits thereto (the "Registration Statement") filed on October 6, 2009.

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account to be offset against the filing fee for any future registration statement or registration statements.

The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days ager such date, the Company receives notice from the Commission that this application will not be granted. The Company intends to follow this abandoned registration by filing a new registration statement within ten days of the Commission granting this application.

The Company respectfully requests that the Commission issue an order granting a withdrawal of the Registration Statement as soon as practicable. Please fax a copy of the order to the Company's counsel, Harold W. Paul at (866) 644-7615.

If you have any questions or require any further information regarding the foregoing application for withdrawal of the Registration Statement, please contact the undersigned at (310) 275-2255, or the Company's counsel, Harold
W. Paul, at (505) 983-2794.


Very truly yours,

/s/ Halden Shane

Halden Shane
CEO